EXHIBIT 12

ConAgra Foods, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions)

Twenty-six weeks ended November 28, 2004

Earnings:
Income from continuing operations before income taxes and cumulative effect of change in accounting	$604.5
Equity method investment earnings	29.2
575.3
Add/(deduct):
Fixed charges	220.8
Distributed income of equity method investees	9.4
Capitalized interest	(5.9)
Earnings available for fixed charges (a)	$799.6

Fixed charges:
Interest expense	$176.5
Capitalized interest	5.9
Interest in cost of goods sold	8.5
One third of rental expense (1)	29.9
Total fixed charges (b)	$220.8

Ratio of earnings to fixed charges (a/b)	3.6

(1)  Considered to be representative of interest factor in rental expense.

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